SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                            LAMAR ADVERTISING COMPANY
                                (Name of Issuer)

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    512815101
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 5, 2012
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 1 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.  SOLE VOTING POWER
                              12,575,384 (1)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.  SHARED VOTING POWER
 BENEFICIALLY OWNED           -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.  SOLE DISPOSITIVE POWER
                              12,575,384 (1)
                          ------------------------------------------------------
                          10. SHARED DISPOSITIVE POWER
                              -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,575,384
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

CUSIP No. 512815101                                           Page 2 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 12,575,384 (1)(2)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 12,575,384 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         12,575,384
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2) Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 512815101                                           Page 3 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 516,730 (1)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 516,730 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         516,730
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

CUSIP No. 512815101                                           Page 4 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 516,730 (1)(2)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 516,730 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         516,730
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners, L.P.
(2) Power is exercised through its sole general partner, SPO Advisory Corp.

CUSIP No. 512815101                                           Page 5 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 13,092,114 (1)(2)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 13,092,114 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,092,114
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 12,575,384 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 516,730 of such shares.

(2) Power is exercised through its two controlling persons, John H. Scully and Edward H. McDermott.

CUSIP No. 512815101                                           Page 6 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John H. Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF and Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 125,100 (1)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              13,092,114 (2)
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 125,100 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 13,092,114 (2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,217,214
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.8%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, 13,000 shares are held in the John H. Scully Individual Retirement Accounts, which are self-directed, and 112,100 shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as controlling person, sole director and executive officer of Phoebe Snow Foundation, Inc.

(2) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of two controlling persons of SPO Advisory Corp.

CUSIP No. 512815101                                           Page 7 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Phoebe Snow Foundation, Inc.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 112,100 (1)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 112,100 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         112,100
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Power is exercised through its controlling person, sole director and executive officer, John H. Scully.

CUSIP No. 512815101                                           Page 8 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Eli J. Weinberg
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(f) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 126
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 126
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         126
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         **0.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

**  Denotes less than.

CUSIP No. 512815101                                           Page 9 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Ian R. McGuire
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 1,156 (1)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              -0-
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 1,156 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,156
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         **0.1%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

**  Denotes less than.

(1) Of these shares, 256 shares are held in the Ian R. McGuire Individual Retirement Account, which is self-directed.

CUSIP No. 512815101                                          Page 10 of 17 pages

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Edward H. McDermott
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     [_]
                                                                     (b)     [X]
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF and Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 3,834 (1)
                          ------------------------------------------------------
  NUMBER OF SHARES        8.     SHARED VOTING POWER
 BENEFICIALLY OWNED              13,092,114 (2)
 BY EACH REPORTING        ------------------------------------------------------
     PERSON WITH          9.     SOLE DISPOSITIVE POWER
                                 3,834 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 13,092,114 (2)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         13,095,948
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES [_]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.7%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these, 600 shares are held in the Edward H. McDermott Individual Retirement Account, which is self-directed.

(2) These shares may be deemed to be beneficially owned by Mr. McDermott solely in his capacity as one of two controlling persons of SPO Advisory Corp.

                                                             Page 11 of 17 pages

         This Amendment No. 13 amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on August 22, 2005 and as amended on May 10, 2006, July 19, 2006, July 31, 2007, October 2, 2007, March 21, 2008, April 15, 2008, June 26, 2008, July 1, 2008, July 7, 2008, July
15, 2008, September 19, 2008 and August 10, 2012. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used therein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME                           SOURCE OF FUNDS                       AMOUNT OF FUNDS
---------------------          ---------------------------           ---------------
SPO                            Contributions from Partners           $558,312,461
SPO Advisory Partners          Not Applicable                        Not Applicable
SFP                            Contributions from Partners           $23,535,107
SF Advisory Partners           Not Applicable                        Not Applicable
SPO Advisory Corp.             Not Applicable                        Not Applicable
JHS                            Not Applicable and Personal Funds     $590,807
PS Foundation                  Contributions from Shareholders       $12,416,030
EJW                            Personal Funds                        $5,672
IRM                            Personal Funds                        $55,943
EHM                            Not Applicable and Personal Funds     $19,562

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 78,447,313 total outstanding shares of Class A common stock as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on August 8, 2012.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 12,575,384 Shares, which constitutes approximately 16.0% of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 12,575,384 Shares, which constitutes approximately 16.0% of the outstanding Shares.

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 516,730 Shares, which constitutes approximately 0.7% of the outstanding Shares.

                                                             Page 12 of 17 pages

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 516,730 Shares, which constitutes approximately 0.7% of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,092,114 Shares in the aggregate, which constitutes approximately 16.7% of the outstanding Shares.

         JHS

         Individually, and because of his positions as a control person of SPO Advisory Corp. and controlling person, sole director and executive officer of PS Foundation, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,217,214 Shares, which constitutes approximately 16.8% of the outstanding Shares.

         PS FOUNDATION

         The aggregate number of Shares that PS Foundation owns beneficially, pursuant to Rule 13d-3 of the Act, is 112,100 Shares, which constitutes approximately 0.1% of the outstanding Shares.

         EJW

         The aggregate number of Shares that EJW owns beneficially, pursuant to Rule 13d-3 of the Act, is 126 Shares, which constitutes less than 0.1% of the outstanding Shares.

         IRM

         The aggregate number of Shares that IRM owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,156 Shares, which constitutes less than 0.1% of the outstanding Shares.

         EHM

         Individually and because of his position as a control person of SPO Advisory Corp., EHM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,095,948 Shares, which constitutes approximately 16.7% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                                                             Page 13 of 17 pages

         (b)

         SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,575,384 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 12,575,384 Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 516,730 Shares.

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 516,730 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,092,114 Shares in the aggregate.

         JHS

         As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with EHM to vote or to direct the vote and to dispose or to direct the disposition of 13,092,114 Shares held by SPO and SFP in the aggregate. In addition, JHS has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 13,000 Shares held in the John H. Scully Individual Retirement Accounts, which are self-directed individual retirement accounts, and 112,100 Shares held by the PS Foundation, for which JHS is the controlling person, sole director and executive officer.

         PS FOUNDATION

         Acting through its controlling person, PS Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 112,100 Shares.

                                                             Page 14 of 17 pages

         EJW

         EJW has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 126 Shares.

         IRM

         IRM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 256 Shares held in the Ian R. McGuire Individual Retirement Account, which is a self-directed individual retirement account. In addition, IRM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 900 Shares.

         EHM

         As one of two controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, EHM may be deemed to have shared power with JHS to vote or to direct the vote and to dispose or to direct the disposition of 13,092,114 Shares held by SPO and SFP in the aggregate. In addition, EHM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 600 Shares held in the Edward H. McDermott Individual Retirement Account, which is a self-directed individual retirement account. EHM also has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,834 Shares.

         (c) Since the filing of Amendment No. 12 to the Original 13D on August 10, 2012, the Reporting Persons disposed of Shares as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares since the filing of Amendment No. 12 to the Original 13D on August 10, 2012.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A:        Agreement pursuant to Rule 13d-1 (k)

                                                             Page 15 of 17 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated September 7, 2012                        By:      /s/ Kim M. Silva
                                               --------------------------------
                                                   Kim M. Silva

                                           Attorney-in-Fact for:

                                           SPO PARTNERS II, L.P.(1)
                                           SPO ADVISORY PARTNERS, L.P.(1)
                                           SAN FRANCISCO PARTNERS, L.P.(1)
                                           SF ADVISORY PARTNERS, L.P.(1)
                                           SPO ADVISORY CORP.(1)
                                           JOHN H. SCULLY(1)
                                           PHOEBE SNOW FOUNDATION, INC.(1)
                                           ELI J. WEINBERG(1)
                                           IAN R. MCGUIRE(1)
                                           EDWARD H. MCDERMOTT(1)


                                           (1) A Power of Attorney
                                           authorizing Kim M. Silva to
                                           act on behalf of this
                                           person or entity has been
                                           previously filed with the
                                           Securities and Exchange
                                           Commission.

                                                             Page 16 of 17 pages



                                          Schedule I to Schedule 13D


                                DATE OF                NUMBER OF     WEIGHTED AVERAGE(1)         WHERE/HOW
REPORTING PERSON              TRANSACTION    TYPE        SHARES       PRICE PER SHARE $    TRANSACTION EFFECTED
------------------------------------------------------------------------------------------------------------------
SPO Partners II, L.P.           9/5/2012     Sell         144,600          32.96(2)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
San Francisco Partners, L.P.    9/5/2012     Sell           5,900          32.96(2)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
Phoebe Snow Foundation, Inc.    9/5/2012     Sell           1,300          32.96(2)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
John H. Scully IRA Rollover     9/5/2012     Sell             200          32.96(2)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
SPO Partners II, L.P.           9/6/2012     Sell       2,233,800          32.02(3)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
San Francisco Partners, L.P.    9/6/2012     Sell          91,900          32.02(3)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
Phoebe Snow Foundation, Inc.    9/6/2012     Sell          19,900          32.02(3)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------
John H. Scully IRA Rollover     9/6/2012     Sell           2,400          32.02(3)          Open Market/Broker
------------------------------------------------------------------------------------------------------------------

_______________

(1) The prices listed below represent the weighted average prices at which the amount of shares listed in each row were sold (full detailed information regarding the shares purchased and the corresponding prices will be provided upon request).

(2) The range of prices for these sales was $32.80 - $33.28.

(3) The range of prices for these sales was $32.00 - $32.98.

                                                             Page 17 of 17 pages
                                  EXHIBIT INDEX

EXHIBIT    DOCUMENT DESCRIPTION
-------    --------------------
A          Agreement Pursuant to Rule 13d-1 (k)